BINGHAM McCUTCHEN LLP

2020 K STREET, N.W.

WASHINGTON, DC 20037

February 8, 2007

VIA EDGAR

Mr. Patrick Scott

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Diversified Investors Portfolios:
Small-Cap Growth Portfolio
(File No. 811-08272)

Dear Mr. Scott:

On behalf of our client, Diversified Investors Portfolios (the “Trust” or the “Registrant”), we are filing this letter at your request in connection with your review of the preliminary Information Statement for the Small-Cap Growth Portfolio (the “Portfolio”), a series of the Trust, in connection with a change of control of a sub-adviser for the Portfolio. The preliminary Information Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2007.

Please call the undersigned at 202-373-6599 with any questions.

Sincerely,

/s/ Mana Behbin

Mana Behbin

Enclosure

DIVERSIFIED INVESTORS PORTFOLIOS

Four Manhattanville Road

Purchase, New York 10577

February 8, 2007

VIA EDGAR

Mr. Patrick Scott

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Diversified Investors Portfolios:
Small-Cap Growth Portfolio
(File No. 811-08272)

Dear Mr. Scott:

In response to a request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the preliminary Information Statement for the Small-Cap Growth Portfolio, a series of Diversified Investors Portfolios (the “Registrant”), filed with the Commission on January 19, 2007, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Diversified Investors Portfolios,

on behalf of each of its series

By: /s/ Robert F. Colby
Robert F. Colby
Secretary